FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 3, 2002


                                   Regus plc
                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                              No  X
              ---                                             ---

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                                   Regus plc

                               INDEX TO EXHIBITS

Item
----
1.  Press release of Regus plc dated December 4, 2001.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Regus plc



Date: January 3, 2002                         By: /s/ Stephen Stamp
                                                 ------------------------------
                                              Name:  Stephen Stamp
                                              Title: Group Finance Director


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                                                                         Item 1


4 December 2001


                           Regus plc (the 'Company')


                              Director Shareholding


The Company has been informed today, 4th December 2001, that Roger Orf has purchased 300,000 ordinary shares in the Company at a price of 48.02p per share. This represents 0.05% of the Company's issued shares. Roger Orf is a non-executive director of the Company and had no prior existing shareholding.



                                     Ends



Enquiries:


Financial Dynamics                           020 7 831 3113
David Yates


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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.